SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Moody’s downgrades risk rating and maintains Investment Grade

Rio de Janeiro, October 4th, 2013 - Petróleo Brasileiro S.A. - Petrobras announces that credit rating agency Moody’s has downgraded Petrobras’ global foreign currency and local currency debt ratings from A3 to Baa1 with a negative outlook, maintaining Investment Grade and returning to the same level the Company was in June 2011.

This revision, according to Moody’s, reflects financial leverage and the expectation of negative cash flow over the next few years due to the implementation of the company’s robust investment program.

The agency expects a higher financial leverage, with peaks in 2013 and 2014, but tending to decline as of 2015, as execution of the investment plan is successful and production targets are met. In addition, the agency believes that the programs designed to control costs and enhance project management, implemented by CEO Graça Foster, will help contain investment increases and will lead to a rise in production.

Petrobras recognizes that its US$ 236.7 billion investment program as outlined in the 2013-2017 Business and Management Plan is robust and highlights its stronger governance with stricter project approval criteria. This can be seen as no new projects were included in the PNG 2012-2016 and PNG 2013-2017 portfolios. Petrobras has kept the level of its capital spending focusing on the conclusion of projects under implementation without changes in scope.

This Plan will allow the company to significantly increase oil and natural gas production by reaching 3.4 million barrels of oil equivalent per day (boed) in 2017 and 5.2 million boed in 2020.

Petrobras’ current debt maturity profile is well distributed and balanced with future cash flow generation, and most of the debt raised this year has an average maturity equal to or higher than 7 years, compatible, therefore, with the maturity of the investment projects and consequent growth of the company’s cash generation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.